Mail Stop 3561

November 23, 2009

Helen C. Cary, Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, California 92203

> **Re:** **Midnight Candle Company**
> **Correspondence Submitted November 12, 2009 Regarding**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Period Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 0-51842**

Dear Ms. Cary:

  We have reviewed your letter dated November 12, 2009 in response to our comment letter dated September 30, 2009 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-Q for the Period Ended September 30, 2009

1. We note your response to comment one in our letter dated September 30, 2009. In that response, you state that, in future filings, you will provide risk factor disclosure regarding the risks to your operations in not having an active website and in not being able to raise sufficient capital to reactivate your website. However, in your quarterly report on Form 10-Q for the period ended September 30, 2009, you did not include this risk factor as it appears you were required to under Item 1A of Form 10-Q. Please tell us why you failed to include this risk factor in your quarterly report on Form 10-Q for the period ended September 30, 2009. Further, please confirm for us that, in future filings, you will include all applicable risk factors, including a risk factor regarding your inactive website, if appropriate.

Part I – Financial Information, page 3

2. Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Plan of Operation, page 17

3. On page 18, you state that it remains your goal to have your website re-launched by November 30, 2009. Similarly, in your response to comment three in our letter dated September 30, 2009, you state also that you currently anticipate that you will have your website re-launched by November 30, 2009. In your next response letter to us, please disclose whether you have been able, in fact, to launch your website by November 30, 2009. If not, please disclose in your response letter that your website remains inactive and discuss when you believe you will be able to activate the website.

Form 10-K for the Year Ended December 31, 2008

Certain Relationships and Related Party Transactions, and Director…, page 33

4. We note your response to comment nine in our letter dated September 30, 2009. In that response, you state that the terms of your transactions with related parties were not comparable to the terms you would have received from unaffiliated third parties, such that the terms of your related party transactions were more beneficial to you than to the related parties. In future filings, please disclose how these terms were more beneficial to you than to the related parties and the beneficial terms you received that you would not have received in similar transactions with unaffiliated third parties.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wendy E. Miller, Esq.
        Via Facsimile